Contact

www.linkedin.com/in/sanjai-murali-3990371 (LinkedIn)

Top Skills

Embedded Systems
Product Management
Sales

Sanjai Murali

Founder and CEO, JOGO Health
New York City Metropolitan Area

Summary

Commercializing prescription Digital Therapeutic for chronic pain, incontinence, stroke

Experience

JOGO Health Inc.

Founder & CEO
2016 - Present (7 years)
Bridgewater, NJ, USA

JOGO Health is an evidence driven prescription digital therapeutic (PDT) company that developed JOGO-Gx, FDA 510K exempt device, for indications such as incontinence(urinary and fecal), chronic pain, including pain in cancer patients, and stroke.

JOGO helps enhance rewiring of the Central Nervous System (CNS) to improve voluntary control of muscles that was lost due to stroke and other neuro-muscular conditions. JOGO is composed of wearable wireless s/EMG sensors, and a patent protected Mobile App that provide treatment protocols and games that can be adapted for muscle relaxation, movement coordination, and neuro-muscular reeducation, all leveraging neuroplasticity.

Neural Therapeutics

Founder and CEO
2010 - 2016 (6 years)
Somerset, NJ, USA

Product development, IP portfolio creation leveraging body of research. Created clinical partnerships to develop clinical evidence to position company as prescription digital therapeutic for neuromuscular conditions.

Velankani

4 years 1 month

VP - Sales
January 2007 - January 2009 (2 years 1 month)

Exec. Director - Sales
January 2005 - December 2006 (2 years)

Education

Florida Atlantic University
M.S., Computer Engineering · (September 1991 - May 1993)

Annamalai University
B.E., Electrical Engineering · (September 1985 - May 1989)